Exhibit 99.1
Appendix 3Z
Final Director’s Interest Notice
Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity     James Hardie Industries N.V.
ARBN     097 829 895 Incorporated in the Netherlands. The liability of members is limited.
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Don DEFOSSET

Date of last notice	20 March 2008

Date that director ceased to be director	31 August 2008, as notified to the ASX on 1 February 2008.
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
10,377 CUFS registered in the name of the Director.

+ See chapter 19 for defined terms.
Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

Bank of New York held on behalf of the Director as beneficial owner.	3,100 ADRs, equivalent to a holding of 15,500 CUFS.
Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A
+ See chapter 19 for defined terms.
Appendix 3Z Page 2